Exhibit 99.2

[IDC Energy Insights Letterhead]

January 16, 2013

Silver Spring Networks, Inc.

555 Broadway Street

Redwood City, CA 94063

Attn: Tricia Gugler

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Company”) has requested that IDC Energy Insights (“IDC”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1. IDC consents to the use by the Company of IDC’s name in portions of the prospectus and the Registration Statement.

2. IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, IDC represents that, to its knowledge, the statements made in such survey are accurate and fairly present the matters referred to therein.

IDC agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

IDC Energy Insights

By:	/s/ Ryan Reith
Name:	Ryan Reith
Title:	Program Manager

Exhibit A

According to an analysis prepared by IDC Energy Insights, we are the United States market leader for electric advanced metering infrastructure communications, with 31% of homes and businesses awarded from 2002 through December 31, 2012. IDC Energy Insights prepared this analysis at our request and we paid a customary fee for its services.